May 11, 2016

Dear Fellow Exxon Mobil Corporation Shareowner:

Support Proposals #7 and #12 Requesting Proxy Access and Climate Change Risk Reporting

The California Public Employees’ Retirement System (CalPERS) and the New York City Pension Funds request shareowners vote “FOR” two important shareowner proposals – #7 and #12 – at the Exxon Mobil Corporation annual meeting on May 25, 2016.1  Together, our funds have $433 billion in assets and are substantial long-term Exxon Mobil shareowners with approximately 22,467,000 shares.

•	Proposal #7 calls for a “proxy access” bylaw to give shareowners effective access to the director nomination process. Among the reasons to support proposal #7:
-	The proposed terms include appropriate safeguards, consistent with SEC rulemaking.
-	A CFA Institute study found that proxy access would likely increase shareowner value.
-	More than 215 companies have enacted proxy access bylaws with similar terms.

•	Proposal #12 requests a report on the impacts of climate change policy consistent with the targets defined in The Paris Agreement. Among the reasons to support proposal #12:
-	Report will better enable investors to assess Exxon Mobil’s long-term strategy and risk.
-	Leading companies support meaningful climate change risk reporting.
-	Global financial regulators are calling for disclosure of climate change risks.

Independent proxy advisors ISS and Glass Lewis have similarly recommended that investors vote FOR Proposal #7 and Proposal #12 at the Exxon Mobil annual meeting on May 25, 2016.

VOTE FOR PROPOSAL #7 ON PROXY ACCESS

Proxy Access is a Fundamental Shareowner Right – Provides Accountability in the Boardroom

We believe providing access to a company’s proxy to give shareowners the ability to nominate directors is one of the most important rights for owners of a company.  Without effective proxy access, the director election process simply offers little more than a ratification of management’s slate of nominees.  Therefore, we believe long-term shareowners should have meaningful access to this process on the terms specified in the proposal #7. The proposed thresholds include:
•	Beneficial ownership of at least 3 percent of the outstanding stock;
•	Three years of continuous ownership; and
•	Ability to nominate up to 25 percent of the board.

Proposed Terms Based on SEC Proxy Access Rulemaking in 2010

Before adopting its now vacated proxy access rule in 2010, the SEC undertook a detailed analysis, both internally and through the public comment process.  The SEC determined that a 3 percent ownership threshold was appropriate, stating, “The ownership threshold we are establishing should not expose issuers to excessively frequent and costly election contests conducted through use of Rule 14a-11, but it is also not so high as to make use of the rule unduly inaccessible as a practical matter.”  The proposed holding period and slate size limit in proposal #7 are also consistent with the former SEC rule.

CFA Institute Concludes Proxy Access Would Benefit the Markets and Boardroom

A report published by the CFA Institute found that giving investors access to the proxy to nominate directors would benefit shareowners and the capital markets.2  The report found that proxy access:
•	Has the potential to enhance board performance and raise US market capitalization.
•	Will not hinder board performance.
•	Is used infrequently and with little disruption in other markets around the world.

U.S. Companies and Shareowners Are Embracing Proxy Access

Prior to November 2014, only six U.S. companies had a 3 percent proxy access bylaw in place – that number has risen to more than 215 companies as of May 1, 2016. Recent adopters include major oil and gas producers – including Chevron, Conoco Philips, Occidental Petroleum, Anadarko Petroleum and EOG Resources – as well as other leading companies -- including Apple, Microsoft, Johnson & Johnson, General Electric, Amazon, Wells Fargo, AT&T, Coca-Cola and Pfizer. These companies are adopting the governance best practice, thereby rejecting the assertion that proxy access is costly, distracting, and favored mainly by special interest groups.

The rapid uptake in proxy access reflects widespread support among investors.  Since January 2015, 113 proxy access shareowner proposals have gone to a vote and on average received majority support (53%), including a 49.4 percent vote at Exxon Mobil’s 2015 annual meeting; support has averaged 90 percent for the five proposals that were not opposed by the board. These trends have led many companies to adopt proxy access without the need for a shareowner vote.  The Council of Institutional Investors has developed a “Proxy Access: Best Practices”3 guide to provide a framework for companies to adopt a proxy access bylaw provision which shareowners will support.

VOTE FOR PROPOSAL #12 ON CLIMATE RISK REPORTING

Climate Change Reporting – Request for an Assessment of the Company’s Portfolio Risk

We believe investors would benefit from an assessment of Exxon Mobil’s oil and gas reserves under a scenario consistent with the global emissions reduction target defined in The Paris Agreement.  In its opposition statement to Proposal #12, the Board asserts that its current disclosures and processes adequately address the proposal request.  Significantly, the Board cited similar arguments when it unsuccessfully sought permission from the SEC to exclude Proposal #12 from its proxy materials on the basis that it had already substantially implemented the proposal.  In rejecting the company’s request, the SEC stated, “Based on the information you have presented, it does not appear that ExxonMobil’s public disclosures compare favorably with the guidelines of the proposal”.4

Leading Energy Companies Support Scenario Risk Reporting on Climate Change

BP, Royal Dutch Shell, Statoil, Rio Tinto, Anglo-American, Glencore and Suncor are the leaders in the field, with these companies backing investor proposals on risk reporting that then passed with overwhelming shareowner support.

Financial Regulators Call for Disclosure of Climate-Related Risks, Including Scenario Analysis

Climate change poses financial risks, and investors need better disclosure to understand and price those risks – the Financial Stability Board (FSB), representing the world’s central banks, has been mandated by G-20 leaders to develop new climate-related financial risk disclosures. FSB Chair Mark Carney has argued, “Inadequate information on risk exposures can lead to a mispricing of assets and/or misallocation of investment and can potentially give rise to concerns about financial stability, since markets can be vulnerable to abrupt corrections.”5

CalPERS Public Employees’ Retirement System Shareowner Alert

In its “Phase 1 Report of the Task Force on Climate-Related Financial Disclosures,” presented to the FSB on March 31, 2016, the Task Force recommends that, “When appropriate, meaningful and relevant disclosures should be supplemented by sensitivity or scenario analysis” (emphasis added).6

Vote FOR Proxy Access Proposal #7 and Climate Risk Reporting Proposal #12

We believe proxy access is fundamental to a sustainable system of governance that fosters director accountability and long-term value creation. Fully accountable governance structures should be in place to offer shareowners effective access to the director nomination process.  Please vote “FOR” proxy access proposal #7.

We believe climate change poses risks and opportunities – a belief shared by close to 200 world leaders who have signed the Paris Agreement and agreed to a transition plan to limit global warming, which will transform the fossil fuel industry. Prudent, long-term investors now need risk reporting to align with the new global agenda.   Please vote “FOR” Proposal #12 requesting climate risk reporting.

Should you have any questions please feel free to contact Todd Mattley, CalPERS Investment Officer and Global Head of Proxy Voting at Todd_Mattley@calpers.ca.gov or 916-795-0565.

Thank you for your support.

Sincerely,

Anne Simpson
Investment Director, CalPERS

Scott M. Stringer
New York City Comptroller

1 Proposal 7 was submitted by the New York City Pension Funds and Proposal 12 was submitted by the New York State Common Retirement Fund as lead proponent of a filing group.
2 http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1
3 http://www.cii.org/files/publications/misc/08_05_15_Best%20Practices%20-%20Proxy%20Access.pdf
4 Securities and Exchange Commission - Office of Chief Counsel, “Re: Exxon Mobil Corporation, Incoming letter dated January 22, 2016” (March 22, 2016). Excerpted from page 2, https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2016/nyscommon032216-14a8.pdf.
5 Mark Carney, “Breaking the tragedy of the horizon—climate change and financial stability,” (speech, Lloyd’s, London), September 29, 2015.
6 Phase 1 report is available at https://www.fsb-tcfd.org/wp-content/uploads/2016/03/Phase_I_Report_v15.pdf

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.  Please do not send us your proxy card. For additional information, please contact Garland Associates, Inc. at (561) 366-1165.

CalPERS Public Employees’ Retirement System Shareowner Alert